ENERJEX RESOURCES, INC.

7300 WEST 110th, 7th FLOOR OVERLAND PARK, KS 66210

January 11, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form SB-2
Registration No. 333-56064
Filed on February 23, 2001

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, EnerJex Resources, Inc. (formerly Millennium Plastics Corp.), a Nevada corporation (the “Company”), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) effective as of 9:00 a.m. Eastern Standard Time on January 15, 2008. The Company has decided to terminate the public offering registered by the Registration Statement. No securities included in the Registration Statement have been or will be sold utilizing the prospectus.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or the Company’s securities counsel, Stoecklein Law Group (619-595-4882).

Very truly yours,

EnerJex Resources, Inc.

By:/s/Steve Cochennet
Steve Cochennet, President

cc:	Stoecklein Law Group